Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of YD Bio Limited on Amendment No.1 to Form F-4 [File no. 333-283428] of our report dated April 1, 2024, which includes an explanatory paragraph as to Breeze Holdings Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Breeze Holdings Acquisition Corp. as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 17, 2024